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                                                    SEC FILE NUMBER
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


        (Check one): [ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K
                     [ ] Form 10-Q   [ ] Form N-SAR   [X] Form N-CSR


       For Period Ended: March 31, 2006

                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR

       For the Transition Period Ended:
                                       ---------------------------------

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I - REGISTRANT INFORMATION


                       Rydex Capital Partners SPhinX Fund
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                            Full Name of Registrant

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                           Former Name if Applicable

                          9601 Blackwell Road Suite 500
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           Address of Principal Executive Office (STREET AND NUMBER)

                               Rockville, MD 20850
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                            City, State and Zip Code

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                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reason described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense
    |
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
    |      thereof, will be filed on or before the fifteenth calendar day
    |      following the prescribed due date; or the subject quarterly report or
    |      transition report on Form 10-Q, or portion thereof, will be filed on
    |      or before the fifth calendar day following the prescribed due date;
    |      and
    |
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

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                              PART III - NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Rydex Sphinx Fund operated in a fund-of-funds structure, investing in portfolios of PlusFunds Sphinx Fund (underlying funds). Before the 3/31/2006 annual audit of Rydex Sphinx Fund was completed, the PlusFunds Sphinx program ceased operations and all underlying funds were closed. As the underlying funds were not registered products and did not have an audit requirement, the Sponsor of the PlusFunds program concluded that audit of PlusFunds Sphinx Fund would not be performed. As a result, it was concluded that the audit of the Rydex Sphinx Fund could not be completed. In addition, the Rydex Sphinx Fund has since filed a Form N-8F on November 30, 2006.


                                   PERSONS WHO ARE TO RESPOND TO THE COLLECTION
                                   OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER

SEC 1344 (07-03)

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                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Joe Arruda                  (301)                 296-5242
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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes  [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [ ] Yes  [X] No

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                       Rydex Capital Partners SPhinX Fund
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  12/27/06                         By: /s/ Carl G. Verboncouer
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                                            Carl G. Verboncouer